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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                 ------------------------------------

                            AMENDMENT NO. 7
                                  to
                            SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT
                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
                 ------------------------------------

                             CONRAIL INC.

                       (Name of Subject Company)
                 ------------------------------------


                             CONRAIL INC.

                 (Name of Person(s) Filing Statement)
                 ------------------------------------

                Common Stock, par value $1.00 per share
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                              208368 10 0
                 (CUSIP Number of Class of Securities)
                 ------------------------------------

  Series A ESOP Convertible Junior Preferred Stock, without par value
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                                  N/A
                 (CUSIP Number of Class of Securities)
                 ------------------------------------

                           James D. McGeehan
                          Corporate Secretary
                             Conrail Inc.
                          2001 Market Street
                          Two Commerce Square
                   Philadelphia, Pennsylvania 19101
                            (215) 209-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        Robert A. Kindler, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000

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                             INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on October 16, 1996, as amended on October 25, 1996, November 1, 1996, November 4, 1996, November 6, 1996, November 7, 1996 and November 8, 1996 (as amended, the "Schedule 14D-9"), with respect to an offer by Green Acquisition Corp., a wholly owned subsidiary of CSX Corporation ("CSX") to purchase an aggregate of 17,860,124 of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.


Item 8.  Additional Information to be Furnished.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

     On November 13, 1996, the Conrail Board unanimously approved the issuance of the joint Conrail-CSX press release, the full text of which is attached as Exhibit (a)(19) hereto and incorporated herein by reference.

Item 9.  Materials to be filed as Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (a)(19) Text of press release issued by Conrail and CSX, dated November 13, 1996.

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                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        CONRAIL INC.



                                        By /s/ Timothy T. O'Toole
                                        -------------------------
                                        Name: Timothy T. O'Toole
                                        Title: Senior Vice
                                        President--Finance


Dated as of November 13, 1996

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                             EXHIBIT INDEX

Exhibit                          Description                      Page No.
-------                          -----------                      --------

*(a)(1)             Offer to Purchase dated October 16, 1996......
*(a)(2)             Letter of Transmittal.........................
*(a)(3)             Text of press release issued by Conrail,
                    dated October 15, 1996........................
*(a)(4)             Letter to shareholders of Conrail dated
                    October 16, 1996..............................
*(a)(5)             Form of Summary Advertisement dated
                    October 16, 1996..............................
*(a)(6)             Opinion of Lazard Freres & Co. L.L.C..........
*(a)(7)             Opinion of Morgan Stanley & Co. Incorporated..
*(a)(8)             Text of press release issued by Norfolk,
                    dated October 23, 1996........................
*(a)(9)             Text of press release issued by Conrail,
                    dated October 23, 1996........................
*(a)(10)            Text of press release issued by Conrail,
                    dated October 24, 1996........................
*(a)(11)            Supplement to the Offer to Purchase dated
                    November 6, 1996..............................
*(a)(12)            Text of press release issued by Conrail and
                    CSX dated November 6, 1996....................
*(a)(13)            Letter to shareholders dated November 6,
                    1996..........................................
*(a)(14)            Opinion of Lazerd Freres & Co. LLC dated
                    November 5, 1996..............................
*(a)(15)            Opinion of Morgan Stanley & Co. Incorporated
                    Dated November 5, 1996........................
*(a)(16)            Text of press release issued by Conrail,
                    dated November 7, 1996........................
*(a)(17)            Text of press release issued by Conrail,
                    dated November 7, 1996........................
*(a)(18)            Text of press release issued by Conrail,
                    dated November 8, 1996........................
 (a)(19)            Text of press release issued by Conrail and
                    CSX, dated November 13, 1996..................
 (b)                Not applicable................................

                    ----------------------
                    *Previously filed



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Exhibit                          Description                      Page No.
-------                          -----------                      --------

*(c)(1)             Agreement and Plan of Merger dated as of
                    October 14, 1996..............................
*(c)(2)             Conrail Stock Option Agreement, dated as of
                    October 14, 1996..............................
*(c)(3)             CSX Stock Option Agreement dated as of
                    October 14, 1996..............................
*(c)(4)             Form of Voting Trust Agreement................
*(c)(5)             Employment Agreement of Mr. LeVan dated as
                    of October 14, 1996...........................
*(c)(6)             Change of Control Agreement of Mr. LeVan
                    dated as of October 14, 1996..................
*(c)(7)             Pages 4-5, and 9-14 of Conrail's Proxy
                    Statement dated April 3, 1996.................
*(c)(8)             Complaint in Norfolk Southern et al. v.
                    Conrail Inc., et al., No. 96-CV-7167, filed
                    on October 23, 1996 in the United States
                    District Court for the Eastern District of
                    Pennsylvania..................................
*(c)(9)             First Amended Complaint in Norfolk Southern
                    et al. v. Conrail Inc., et al., No. 96-CV-
                    7167, filed on October 30, 1996 in the
                    United States District Court for the Eastern
                    District of Pennsylvania......................
*(c)(10)            Resolution adopted by the Board of Directors
                    of Conrail on November 4, 1996................
*(c)(11)            First Amendment dated as of November 5, 1996
                    to Agreement and Plan of Merger...............






----------------------
  *  Previously filed

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                                                       EXHIBIT (a)(19)

FOR IMMEDIATE RELEASE

CONTACTS:
         CSX Corporation                    Conrail Inc.
         Thomas E. Hoppin                   Craig R. MacQueen
         (804) 782-1450                     (215) 209-4594

         Kekst and Company                  Abernathy MacGregor Group
         Richard Wolff                      Joele Frank/Dan Katcher
         (212) 593-2655                     (212) 371-5999


           CONRAIL BOARD ADVISES SHAREHOLDERS NOT TO TENDER
               TO REVISED NORFOLK SOUTHERN TENDER OFFER;
          CSX AND CONRAIL REAFFIRM COMMITMENT TO THEIR MERGER

     Richmond, VA and Philadelphia, PA (November 13, 1996) Conrail Inc. [NYSE: CRR] announced today that its Board of Directors recommends that shareholders not tender their shares pursuant to the revised Norfolk Southern tender offer. Shares tendered to the Norfolk Southern offer, which expires on November 22, cannot be accepted for payment under the terms of that offer. Conrail's Board said that shareholders who desire to receive cash now for their shares should tender to the offer of CSX Corporation [NYSE: CSX], which expires on November 20.

     Conrail again reaffirmed that a merger with CSX is in Conrail's best interest and is the superior strategic combination for Conrail. Both CSX and Conrail stated that they continue to be fully committed to their merger.

     CSX and Conrail also stated that they have been having, and continue to have, discussions relating to an increase in the value of the consideration payable upon consummation of the CSX-Conrail merger. There can be no assurance as to when or if any such modifications will be made.

     CSX, headquartered in Richmond, VA, is an international transportation company offering a variety of rail, container-shipping, intermodal, trucking, barge and contract logistics management services.

     Conrail, with corporate headquarters in Philadelphia, PA, operates an 11,000-mile rail freight network in 12 northeastern and midwestern states, the District of Columbia, and the Province of Quebec.

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     CSX's home page can be reached at http://www.CSX.com. Conrail's home page can be reached at http://www.CONRAIL.com.


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